UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________

FORM 6-K

__________________________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended June 30, 2015
Commission File Number 0-28564

__________________________________
QIAGEN N.V.
__________________________________
Spoorstraat 50
5911 KJ Venlo
The Netherlands
__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒           Form 40-F  ☐
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐            No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

QIAGEN N.V.
Form 6-K

2

OTHER INFORMATION
For the three- and six- month periods ended June 30, 2015, QIAGEN N.V. prepared its quarterly report under United States generally accepted accounting principles (U.S. GAAP). This quarterly report is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

3

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

BY:	/S/ ROLAND SACKERS
Roland Sackers
Chief Financial Officer

Date:	July 30, 2015

4

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	U.S. GAAP Quarterly Report for the Period Ended June 30, 2015

5

Exhibit 99.1
QIAGEN N.V. AND SUBSIDIARIES
U.S. GAAP QUARTERLY REPORT FOR THE PERIOD ENDED JUNE 30, 2015

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	Note	June 30, 2015	December 31, 2014
		(unaudited)
Assets
Current assets:
Cash and cash equivalents		$234,330	$392,667
Restricted cash	(3)	3,956	—
Short-term investments		133,217	184,036
Accounts receivable, net of allowance for doubtful accounts of $7,894 and $8,847 in 2015 and 2014, respectively		245,740	265,231
Income taxes receivable		47,688	29,312
Inventories, net	(11)	138,438	132,276
Prepaid expenses and other current assets		92,990	113,771
Deferred income taxes		31,703	31,457
Total current assets		928,062	1,148,750
Long-term assets:
Property, plant and equipment, net of accumulated depreciation of $394,464 and $392,563 in 2015 and 2014, respectively		444,872	428,093
Goodwill	(6)	1,872,067	1,887,963
Intangible assets, net of accumulated amortization of $771,296 and $726,273 in 2015 and 2014, respectively	(6)	661,437	726,914
Deferred income taxes		8,142	4,298
Other assets	(7)	216,588	258,354
Total long-term assets		3,203,106	3,305,622
Total assets		$4,131,168	$4,454,372

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except par value)

	Note	June 30, 2015	December 31, 2014
		(unaudited)
Liabilities and equity
Current liabilities:
Current portion of long-term debt (of which $130,451 in 2014 due to related parties)	(9)	$615	$131,119
Accounts payable		42,207	46,124
Accrued and other liabilities (of which $3,884 due to related parties in 2014)	(16)	188,141	224,203
Income taxes payable		30,701	28,935
Deferred income taxes		2,999	1,245
Total current liabilities		264,663	431,626
Long-term liabilities:
Long-term debt, net of current portion	(9)	1,048,971	1,040,960
Deferred income taxes		107,944	117,264
Other liabilities	(7)	172,153	206,523
Total long-term liabilities		1,329,068	1,364,747
Commitments and contingencies	(14)
Equity:
Preference shares, 0.01 EUR par value, authorized—450,000 shares, no shares issued and outstanding		—	—
Financing preference shares, 0.01 EUR par value, authorized—40,000 shares, no shares issued and outstanding		—	—
Common Shares, 0.01 EUR par value, authorized—410,000 shares, issued—239,707 shares in 2015 and in 2014		2,812	2,812
Additional paid-in capital		1,732,402	1,823,171
Retained earnings		1,148,549	1,125,686
Accumulated other comprehensive loss	(12)	(195,842)	(134,735)
Less treasury shares at cost— 6,867 and 7,684 shares in 2015 and in 2014, respectively	(12)	(154,213)	(167,190)
Equity attributable to the owners of QIAGEN N.V.		2,533,708	2,649,744
Noncontrolling interest		3,729	8,255
Total equity		2,537,437	2,657,999
Total liabilities and equity		$4,131,168	$4,454,372

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except share data)

	Three months ended
	June 30,
	2015	2014
	(unaudited)
Net sales	$319,456	$330,837
Cost of sales	118,916	114,968
Gross profit	200,540	215,869
Operating expenses:
Research and development	33,575	37,909
Sales and marketing	89,830	92,817
General and administrative, integration and other	27,481	28,104
Acquisition-related intangible amortization	9,667	9,347
Total operating expenses	160,553	168,177
Income from operations	39,987	47,692
Other income (expense):
Interest income	1,046	831
Interest expense	(9,329)	(10,525)
Other expense, net	(2,330)	1,187
Total other expense, net	(10,613)	(8,507)
Income before income taxes	29,374	39,185
Income taxes	4,268	6,130
Net income	25,106	33,055
Net (loss) income attributable to noncontrolling interest	(4)	221
Net income attributable to the owners of QIAGEN N.V.	$25,110	$32,834
Basic earnings per common share attributable to the owners of QIAGEN N.V.	$0.11	$0.14
Diluted earnings per common share attributable to the owners of QIAGEN N.V.	$0.11	$0.14

Weighted-average shares outstanding
Basic	233,540	232,553
Diluted	237,008	240,640

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

	Six months ended
	June 30,
	2015	2014
	(unaudited)
Net sales	$617,885	$647,910
Cost of sales	219,473	221,923
Gross profit	398,412	425,987
Operating expenses:
Research and development	71,903	78,245
Sales and marketing	178,441	184,190
General and administrative, integration and other	53,648	54,895
Acquisition-related intangible amortization	19,302	18,662
Total operating expenses	323,294	335,992
Income from operations	75,118	89,995
Other income (expense):
Interest income	1,745	1,841
Interest expense	(18,540)	(18,527)
Other expense, net	(9,901)	(6,285)
Total other expense, net	(26,696)	(22,971)
Income before income taxes	48,422	67,024
Income taxes	3,952	10,685
Net income	44,470	56,339
Net (loss) income attributable to noncontrolling interest	(130)	237
Net income attributable to the owners of QIAGEN N.V.	$44,600	$56,102
Basic earnings per common share attributable to the owners of QIAGEN N.V.	$0.19	$0.24
Diluted earnings per common share attributable to the owners of QIAGEN N.V.	$0.19	$0.23

Weighted-average shares outstanding
Basic	233,308	232,709
Diluted	237,206	241,798

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)

	Three Months Ended
	June 30,
	2015	2014
	(unaudited)
Net income	$25,106	$33,055
Foreign currency translation adjustments, before tax	40,443	5,319
Other comprehensive income, before tax	40,443	5,319
Income tax relating to components of other comprehensive loss	(66)	46
Total other comprehensive income, after tax	40,377	5,365
Comprehensive income	65,483	38,420
Less: Comprehensive income attributable to noncontrolling interest	901	146
Comprehensive income attributable to the owners of QIAGEN N.V.	$64,582	$38,274

	Six Months Ended
	June 30,
	2015	2014
	(unaudited)
Net income	$44,470	$56,339
Foreign currency translation adjustments, before tax	(60,406)	16,787
Other comprehensive (loss) income, before tax	(60,406)	16,787
Income tax relating to components of other comprehensive (loss) income	(366)	9
Total other comprehensive (loss) income, after tax	(60,772)	16,796
Comprehensive (loss) income	(16,302)	73,135
Less: Comprehensive income (loss) attributable to noncontrolling interest	205	(227)
Comprehensive (loss) income attributable to the owners of QIAGEN N.V.	$(16,507)	$73,362

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in thousands)

		Common Shares		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Shares		Equity Attributable to the Owners of QIAGEN N.V.	Non-controlling Interest	Total Equity
(unaudited)	Note	Shares	Amount				Shares	Amount
BALANCE AT DECEMBER 31, 2014		239,707	$2,812	$1,823,171	$1,125,686	$(134,735)	(7,684)	$(167,190)	$2,649,744	$8,255	$2,657,999
Acquisition of QIAGEN Marseille S.A. shares from non-controlling interests	(3)	—	—	—	—	—	—	—	—	(4,731)	(4,731)
Net income		—	—	—	44,600	—	—	—	44,600	(130)	44,470
Proceeds from subscription receivables		—	—	97	—	—	—	—	97	—	97
Redemption of subscription receivables	(9)	—	—	(112,995)	—	—	—	—	(112,995)	—	(112,995)
Translation adjustment, net	(12)	—	—	—	—	(61,107)	—	—	(61,107)	335	(60,772)
Purchase of treasury shares	(12)	—	—	—	—	—	(611)	(14,992)	(14,992)	—	(14,992)
Issuance of common shares in connection with stock plan		—	—	—	(21,737)	—	1,428	27,969	6,232	—	6,232
Share-based compensation	(15)	—	—	20,030	—	—	—	—	20,030	—	20,030
Excess tax benefit of employee stock plans		—	—	2,099	—	—	—	—	2,099	—	2,099
BALANCE AT JUNE 30, 2015		239,707	$2,812	$1,732,402	$1,148,549	$(195,842)	(6,867)	$(154,213)	$2,533,708	$3,729	$2,537,437

BALANCE AT DECEMBER 31, 2013		239,707	$2,812	$1,777,894	$1,054,431	$(4,192)	(5,817)	$(116,613)	$2,714,332	$9,539	$2,723,871
Acquisition of QIAGEN Marseille S.A. shares from non-controlling interests		—	—	—	—	—	—	—	—	(302)	(302)
Net income		—	—	—	56,102	—	—	—	56,102	237	56,339
Proceeds from subscription receivables		—	—	409	—	—	—	—	409	—	409
Redemption of subscription receivables		—	—	(67,943)	—	—	—	—	(67,943)	—	(67,943)
Issuance of warrants		—	—	68,900	—	—	—	—	68,900	—	68,900
Translation adjustment, net		—	—	—	—	17,259	—	—	17,259	(464)	16,795
Purchase of treasury shares		—	—	—	—	—	(3,440)	(77,748)	(77,748)	—	(77,748)
Issuance of common shares in connection with warrant exercise		—	—	—	(490)	—	195	4,391	3,901	—	3,901
Issuance of common shares in connection with stock plan		—	—	—	(30,793)	—	2,024	39,117	8,324	—	8,324
Share-based compensation		—	—	19,413	—	—	—	—	19,413	—	19,413
Excess tax benefit of employee stock plans		—	—	2,818	—	—	—	—	2,818	—	2,818
BALANCE AT JUNE 30, 2014		239,707	$2,812	$1,801,491	$1,079,250	$13,067	(7,038)	$(150,853)	$2,745,767	$9,010	$2,754,777

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

		Six months ended
		June 30,
	Note	2015	2014
Cash flows from operating activities:		(unaudited)
Net income		$44,470	$56,339
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization		90,187	98,366
Non-cash impairments	(5)	2,189	1,200
Share-based compensation expense	(15)	20,030	19,413
Excess tax benefits from share-based compensation		(2,099)	(2,818)
Deferred income taxes		(5,769)	(13,671)
Loss on early redemption of debt	(9)	7,564	4,560
Other items, net including fair value changes in derivatives		40,555	(2,975)
Net changes in operating assets and liabilities:
Accounts receivable		9,892	13,095
Inventories		(18,732)	(14,167)
Prepaid expenses and other		(3,572)	(5,274)
Other long-term assets		(482)	(1,487)
Accounts payable		(3,011)	(7,726)
Accrued and other liabilities		(24,663)	(43,430)
Income taxes		(14,618)	15,669
Other long-term liabilities		(7,268)	2,120
Net cash provided by operating activities		134,673	119,214
Cash flows from investing activities:
Purchases of property, plant and equipment		(50,583)	(42,491)
Proceeds from sale of equipment		52	—
Purchases of intangible assets		(6,221)	(5,157)
Purchases of investments		(6,335)	(6,684)
Cash paid for acquisitions, net of cash acquired	(3)	(7,097)	(41,715)
Purchases of short-term investments		(95,346)	(206,131)
Proceeds from sales of short-term investments		144,705	20,000
Other investing activities		(559)	3,349
Net cash used in investing activities		(21,384)	(278,829)
Cash flows from financing activities:
Net proceeds from issuance of cash convertible notes and cash paid for issuance costs	(9)	(86)	718,569
Purchase of call option related to cash convertible notes	(9)	—	(105,170)
Proceeds from issuance of warrants		—	68,900
Repayment of long-term debt	(9)	(250,899)	(371,895)
Principal payments on capital leases		(526)	(2,267)
Proceeds from subscription receivables		97	409
Excess tax benefits from share-based compensation		2,099	2,818
Proceeds from issuance of common shares		6,232	8,324
Purchase of treasury shares	(12)	(14,992)	(77,748)
Other financing activities		(4,731)	3,599
Net cash (used in) provided by financing activities		(262,806)	245,539
Effect of exchange rate changes on cash and cash equivalents		(8,820)	2,707
Net (decrease) increase in cash and cash equivalents		(158,337)	88,631
Cash and cash equivalents, beginning of period		392,667	330,303
Cash and cash equivalents, end of period		$234,330	$418,934
The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1.	Corporate Information
QIAGEN N.V. is a public limited liability company ('naamloze vennootschap') under Dutch law with a registered office at Spoorstraat 50, Venlo, The Netherlands. QIAGEN N.V., a Netherlands holding company, and subsidiaries (QIAGEN, we, our or the Company) is a leading global provider of Sample to Insight solutions to transform biological materials into valuable molecular insights. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective molecular testing workflows. We provide these workflows to four major customer classes: Molecular Diagnostics (human healthcare), Applied Testing (forensics, veterinary testing and food safety), Pharma (pharmaceutical and biotechnology companies) and Academia (life sciences research). We market our products in more than 100 countries.

2.	Basis of Presentation and Accounting Policies
Basis of Presentation
The condensed consolidated financial statements include the accounts of QIAGEN N.V., its wholly-owned subsidiaries and any partially owned subsidiaries that the Company has the ability to control. All significant intercompany accounts and transactions have been eliminated. All amounts are presented in U.S. dollars, unless otherwise indicated. Investments in companies where we exercise significant influence over the operations but do not have control, and where we are not the primary beneficiary, are accounted for using the equity method. All other investments are accounted for under the cost method. When there is a portion of equity in an acquired subsidiary not attributable, directly or indirectly, to the Company, we record the fair value of the noncontrolling interests at the acquisition date and classify the amounts attributable to noncontrolling interests separately in equity in the condensed consolidated financial statements. Any subsequent changes in the Company's ownership interest while the Company retains its controlling financial interest in its subsidiary are accounted for as equity transactions.
On December 16, 2014, we acquired Enzymatics Inc., located in Beverly, Massachusetts, and on April 3, 2014, we acquired BIOBASE GmbH, located in Wolfenbüttel, Germany. Accordingly, at the acquisition dates, all of the assets acquired and liabilities assumed were recorded at their respective fair values and our consolidated results of operations include the operating results of the acquired companies as of the acquisition dates.
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial information and generally in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to the Securities and Exchange Commission (SEC) rules and regulations. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary for a fair presentation have been included.
Certain reclassifications of prior year amounts have been made to conform to the current year presentation. For the six month period ended June 30, 2014, the amounts related to fair value changes in derivatives have been revised and included in other items, net in the condensed consolidated statements of cash flows. These reclassifications had no effect on cash provided by operating activities or total cash flows.
We operate as one operating segment in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 280, Segment Reporting. We have a common basis of organization and our products and services are offered globally and have consistent product margins. Our chief operating decision maker (CODM) makes decisions based on the Company as a whole. Accordingly, we operate and make decisions as one reporting unit.
The results of operations for an interim period are not necessarily indicative of results that may be expected for any other interim period or for the full year. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company's Annual Report on Form 20-F for the year ended December 31, 2014.
Summary of Significant Accounting Policies
The interim condensed consolidated financial statements were prepared based on the same accounting policies as those applied and described in the consolidated financial statements as of December 31, 2014 including the adoption of new standards and interpretations as of January 1, 2015.

Adoption of New Accounting Standards
In April 2014, the FASB issued Accounting Standards Update No. 2014-08 (ASU 2014-08), "Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity", which raises the threshold for a disposal to qualify as a discontinued operation and requires new disclosures of both discontinued operations and certain other disposals that do not meet the definition of a discontinued operation. The ASU is aimed at reducing the frequency of disposals reported as discontinued operations by focusing on strategic shifts that have or will have a major impact on an entity's operations and financial results. For public entities, the amendments are effective on a prospective basis for all disposals of components of an entity and all businesses that, on acquisition, are classified as held for sale that occur within annual periods beginning on or after December 15, 2014 and interim period within those years. ASU 2014-08 became effective for us in the period beginning January 1, 2015 and its adoption did not have an effect on our financial position, results of operations or cash flows.
New Accounting Standards Not Yet Adopted
In February 2015, the FASB issued Accounting Standards Update No. 2015-02 (ASU 2015-02) "Consolidation (Topic 810): Amendments to the Consolidation Analysis". The new standard modifies current guidance on consolidation under the variable interest model and the voting model. ASU 2015-02 will be effective for the Company beginning in the first quarter of 2016. The Company is currently evaluating the impact of the ASU 2015-02 on its consolidated financial statements.

In May 2014, the FASB issued Accounting Standards Update No. 2014-09 (ASU 2014-09), "Revenue from Contracts with Customers: Topic 606" which affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). This ASU will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance. This ASU also supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition-Construction-Type and Production-Type Contracts. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (e.g., assets within the scope of Topic 360, Property, Plant, and Equipment, and intangible assets within the scope of Topic 350, Intangibles-Goodwill and Other) are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU. An entity should apply the amendments in this ASU either retrospectively to each prior reporting period presented and the entity may elect certain practical expedients; or, retrospectively with the cumulative effect of initially applying this ASU recognized at the date of initial application. On July 9, 2015, the FASB voted to defer the effective date by one year to December 15, 2017 for interim and annual reporting periods beginning after that date and will permit early adoption of the standard, but not prior to the original effective date of December 15, 2016. We are currently evaluating the impact its adoption would have on our financial position, results of operations or cash flows.

3.	Acquisitions
Acquisitions have been accounted for as business combinations, and the acquired companies’ results have been included in the accompanying condensed consolidated statements of income from their respective dates of acquisition. Our acquisitions have historically been made at prices above the fair value of the acquired net assets, resulting in goodwill, due to expectations of synergies of combining the businesses. These synergies include use of our existing infrastructure, such as sales force, shared service centers, distribution channels and customer relations, to expand sales of the acquired businesses’ products; use of the infrastructure of the acquired businesses to cost-effectively expand sales of our products; and elimination of duplicative facilities, functions and staffing.
2015 Acquisitions
During the first half of 2015, we completed two acquisitions which were not significant to the overall consolidated financial statements. The cash paid for these acquisitions, net of cash acquired, totaled $7.1 million. These acquisitions did not have a material impact to net sales, net income or earnings per share and therefore no pro forma information has been provided herein.
2014 Acquisitions
In December 2014, we acquired the enzyme solutions business of Enzymatics Inc., a U.S. company whose products are used in an estimated 80% of all next-generation sequencing (NGS) workflows. The comprehensive Enzymatics portfolio complements QIAGEN’s leading offering of universal NGS products, advancing our strategy to drive the adoption of NGS in clinical healthcare. The cash consideration totaled $114.2 million of which $11.5 million was retained in an escrow account as of June 30, 2015 to cover any claims for breach of any representations, warranties or indemnities. The acquisition of Enzymatics did not have a material impact to net sales, net income or earnings per share, and therefore no pro forma financial information has been provided herein.
The allocation of the purchase price is preliminary, pending the finalization of amounts related to income taxes. The preliminary allocation of the purchase price is based upon preliminary estimates which used information that was available to management at the time the financial statements were prepared and these estimates and assumptions are subject to change within the measurement period, up to one year from the acquisition date. Accordingly, the allocation may change. Acquisition-related costs are expensed when incurred and are included in general, administrative, integration and other in the accompanying condensed consolidated statements of income.

(in thousands)	Enzymatics acquisition
Purchase Price:
Cash consideration	$114,224
Fair value of contingent consideration	13,600
$127,824

Preliminary Allocation:
Cash and cash equivalents	$1,178
Accounts receivable	2,813
Prepaid and other current assets	1,303
Fixed and other long-term assets	1,358
Accounts payable	(3,090)
Accruals and other current liabilities	(1,940)
Long term deferred tax liability	(21,191)
Developed technology, licenses and know-how	28,600
Tradenames	6,600
Customer Relationships	22,300
Goodwill	89,893
$127,824
The weighted-average amortization period for the intangible assets is 11.1 years. The goodwill acquired is not deductible for tax purposes.
Certain acquisitions may include contingent consideration which is recorded as part of the purchase consideration based on the acquisition date fair value. This is discussed further in Note 8, "Fair Value Measurements" where we assess and adjust the fair value of the contingent consideration liabilities, if necessary, until the settlement or expiration of the contingency occurs. Under the purchase agreement for Enzymatics, we may be required to make additional contingent cash payments totaling $25.5 million through 2017, of which $13.6 million was accrued as of June 30, 2015. Of the $13.6 million, $8.3 million was included in other long-term liabilities and $5.3 million was included in accrued and other liabilities. This accrual includes an increase of $2.1 million recorded during the six months ended June 30, 2015 with a corresponding adjustment to goodwill as a result of continued evaluation of the anticipated achievement of future milestones. The total preliminary fair value of the contingent consideration for Enzymatics of $13.6 million has been recorded as purchase price using a probability-weighted analysis of the future milestones using discount rates between 0.7% and 2.2%.
Other Acquisitions
During 2014, we completed four other acquisitions which individually were not significant to the overall consolidated financial statements. The cash paid for these acquisitions, net of cash acquired, totaled $47.4 million. Each of these acquisitions individually did not have a material impact to net sales, net income or earnings per share and therefore no pro forma information has been provided herein.
During 2011, we acquired a majority shareholding in QIAGEN Marseille S.A., formerly Ipsogen S.A. (Marseille), a publicly listed company founded and based in Marseille, France. During 2015, we acquired additional Marseille shares for a total of $4.7 million and held 95.39% of the Marseille shares as of June 30, 2015. In February 2015, QIAGEN Marseille, a fully consolidated entity, agreed to the sale of all its assets and liabilities, with the exception of its intellectual property portfolio. In addition, we made a tender offer to acquire the remaining Marseille shares. Per the terms of the tender offer, $4.0 million has been set aside in restricted cash for the remaining shares and it is anticipated that the tender offer will be finalized during the first quarter of 2016.

4.	Restructuring
2014 Restructuring
During the fourth quarter of 2014, we implemented restructuring efforts in connection with the acquisition of Enzymatics, as discussed in Note 3 "Acquisitions", and from the implementation of headcount reductions and facility consolidations to further streamline operations and various measures as part of a commitment to continuous improvement and related to QIAGEN’s new strategic focus on its five growth drivers. We do not expect to record additional restructuring charges in 2015 related to this program.
The following table summarizes the components of the 2014 restructuring costs. At June 30, 2015 a restructuring accrual of $8.7 million was recorded, of which $8.0 million is included in accrued and other liabilities and $0.7 million is included in other long term liabilities in the accompanying condensed consolidated balance sheet. At December 31, 2014, a restructuring accrual of $14.6 million was recorded, of which $12.1 million is included in accrued and other liabilities and $2.5 million is included in other long term liabilities in the accompany condensed consolidated balance sheet.

(in thousands)	Personnel Related	Facility Related	Contract and Other Costs	Total
Balance at December 31, 2014	$6,341	$7,627	$652	$14,620
Payments	(2,796)	(2,201)	(275)	(5,272)
Release of excess accrual	(102)	—	(20)	(122)
Foreign currency translation adjustment	(563)	—	—	(563)
Balance at June 30, 2015	$2,880	$5,426	$357	$8,663
2011 Restructuring
Late in 2011, we began a project to enhance productivity by streamlining the organization and reallocating resources to strategic initiatives to help drive growth and innovation, strengthen our industry leadership position and improve longer-term profitability. This project aimed to eliminate organizational layers and overlapping structures, actions that enhanced our processes, speed and productivity. The last group of initiatives included actions to focus R&D activities on higher-growth areas in all customer classes, concentrate operations at fewer sites, and realign sales and regional marketing teams in the U.S. and Europe to better address customer needs in a more streamlined manner across the continuum from basic research to translational medicine and clinical diagnostics. No additional costs were incurred in 2014 or 2015.
The following table summarizes the components of the 2011 restructuring costs. At June 30, 2015 and December 31, 2014, restructuring accruals of $0.4 million and $0.7 million, respectively, were included in accrued and other liabilities in the accompanying condensed consolidated balance sheets.

(in thousands)	Personnel Related
Balance at December 31, 2014	$726
Payments	(502)
Release of excess accrual	(32)
Foreign currency translation adjustment	194
Balance at June 30, 2015	$386

5.	Investments
We have made strategic investments in certain companies that are accounted for using the equity or cost method of accounting. The method of accounting for an investment depends on the level of influence. We monitor changes in circumstances that may require a reassessment of the level of influence. We periodically review the carrying value of these investments for impairment, considering factors such as the most recent stock transactions and book values from the recent financial statements. The fair value of cost and equity-method investments is estimated when there are identified events or changes in circumstances that may have an impact on the fair value of the investment.
As of June 30, 2015 and December 31, 2014, we had a total of cost-method investments in non-publicly traded companies with carrying amounts of $16.1 million and $18.6 million, respectively, which are included in other long-term assets. The fair-value of these cost-method investments are not estimated unless there are identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. For the six-month period ended June 30, 2015 and 2014, we recorded impairments of cost method investments totaling $2.2 million and $1.2 million in other expense, net and research and development expense, respectively.
As of June 30, 2015 and December 31, 2014, we had a total of equity-method investments in non-publicly traded companies of $16.7 million and $22.7 million, respectively, which are included in other long-term assets.

FASB ASC Topic 810 requires a company to consolidate a variable interest entity if it is designated as the primary beneficiary of that entity even if the company does not control a majority of voting interests. A variable interest entity is generally defined as an entity with insufficient equity to finance its activities or where the owners of the entity lack the risk and rewards of ownership. We have a 50% interest in a joint venture company, PreAnalytiX GmbH (PreAnalytiX), for which we are not the primary beneficiary. Thus, the investment is accounted for under the equity method. PreAnalytiX was formed to develop, manufacture and market integrated systems for the collection, stabilization and purification of nucleic acids for molecular diagnostic testing. At present, our maximum exposure to loss as a result of our involvement with PreAnalytiX is limited to our share of losses from the equity method investment. As of June 30, 2015 and December 31, 2014, the investment in PreAnalytiX totaled $9.9 million and $19.0 million, respectively.

6.	Intangible Assets
The following table sets forth the intangible assets by major asset class as of June 30, 2015 and December 31, 2014:

	June 30, 2015		December 31, 2014
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized Intangible Assets:
Patent and license rights	$312,775	$(193,042)	$312,224	$(185,132)
Developed technology	697,209	(382,420)	708,509	(361,825)
Customer base and trademarks	416,049	(195,834)	423,685	(179,316)
	$1,426,033	$(771,296)	$1,444,418	$(726,273)
Unamortized Intangible Assets:
In-process research and development	$6,700		$8,769
Goodwill	1,872,067		1,887,963
	$1,878,767		$1,896,732
The estimated fair values of acquired in-process research and development projects which have not reached technological feasibility at the date of acquisition are capitalized and subsequently tested for impairment through completion of the development process, at which point the capitalized amounts are amortized over their estimated useful life. If a project is abandoned rather than completed, all capitalized amounts are written-off immediately. The amortization of the remaining in-process research and development is expected to begin late 2015 as the projects are completed.
The changes in intangibles assets in 2015 are summarized as follows:

(in thousands)	Intangibles	Goodwill
Balance at December 31, 2014	$726,914	$1,887,963
Additions	17,625	—
Purchase adjustments	(2,300)	1,378
Acquisitions	5,767	4,942
Amortization/disposals	(70,353)	—
Foreign currency translation adjustments	(16,216)	(22,216)
Balance at June 30, 2015	$661,437	$1,872,067
Intangible asset additions includes cash paid for purchases of intangible assets during the six-month period ended June 30, 2015 totaling $6.2 million and $11.4 million recorded as prepayments.
The changes in the carrying amount of goodwill for the six months ended June 30, 2015 resulted primarily from changes in foreign currency translation together with acquired goodwill from 2015 acquisitions and adjustments made in connection with 2014 purchase price allocations for the acquisition of Enzymatics discussed in Note 3.
For the three- and six- month periods ended June 30, 2015 and 2014, amortization expense on intangible assets totaled approximately $31.9 million and $64.5 million, and $33.2 million and $66.3 million, respectively. Amortization of intangibles for the next five years is expected to be approximately:

Year	Annual Amortization (in thousands)
2016	$129,833
2017	$115,743
2018	$93,133
2019	$72,555
2020	$48,876

7.	Derivatives and Hedging
In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and interest bearing assets or liabilities. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with our global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet on a gross basis, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. We do not offset the fair value of derivative instruments with cash collateral held or received from the same counterparty under a master netting arrangement.
As of June 30, 2015, all derivatives that are designated for hedge accounting are fair value hedges. For derivative instruments that are designated and qualify as a fair value hedge, the effective portion of the gain or loss on the derivative is reflected in earnings. This earnings effect is offset by the change in the fair value of the hedged item attributable to the risk being hedged that is also recorded in earnings. In 2015, there is no ineffectiveness. The cash flows derived from derivatives are classified in the condensed consolidated statements of cash flows in the same category as the condensed consolidated balance sheet account of the underlying item.
Interest Rate Derivatives
We use interest rate derivative contracts to align our portfolio of interest bearing assets and liabilities with our risk management objectives. We have entered into interest rate swaps in which we have agreed to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. During 2014, we entered into interest rate swaps, which effectively fixed the fair value of $200.0 million of our fixed rate private placement debt and qualify for hedge accounting as fair value hedges. We determined that no ineffectiveness exists related to these swaps. As of June 30, 2015 and December 31, 2014, the $200.0 million notional swap amount had an aggregate fair value of $2.9 million and $3.3 million, respectively, which is recorded in other long-term assets in the accompanying condensed balance sheet.
Call Options
We entered into Call Options during 2014 which, along with the sale of the Warrants, represent the Call Spread Overlay entered into in connection with the Cash Convertible Notes and which are more fully described in Note 9, “Debt.” We used $105.2 million of the proceeds from the issuance of the Cash Convertible Notes to pay the premium for the Call Options, and simultaneously received $68.9 million, (net of issuance costs) from the sale of the Warrants, for a net cash outlay of $36.3 million for the Call Spread Overlay. The Call Options are intended to offset cash payments in excess of the principal amount due upon any conversion of the Cash Convertible Notes.
Aside from the initial payment of a premium of $105.2 million for the Call Options, we will not be required to make any cash payments under the Call Options. We will however be entitled to receive under the terms of the Call Options an amount of cash generally equal to the amount by which the market price per share of our common stock exceeds the exercise price of the Call Options during the relevant valuation period. The exercise price under the Call Options is equal to the conversion price of the Cash Convertible Notes.
The Call Options, for which our common stock is the underlying security, are a derivative asset that requires mark-to-market accounting treatment due to the cash settlement features until the Call Options settle or expire. The Call Options are measured and reported at fair value on a recurring basis, within Level 2 of the fair value hierarchy. For further discussion of the inputs used to determine the fair value of the Call Options, refer to Note 8, “Fair Value Measurements.” The fair value of the Call Options at June 30, 2015 and December 31, 2014 was approximately $119.7 million and $147.7 million, respectively, which is recorded in other long-term assets in the accompanying balance sheet.
The Call Options do not qualify for hedge accounting treatment. Therefore, the change in fair value of these instruments is recognized immediately in our Consolidated Statements of Income in other (expense) income, net. For the six months ended June 30, 2015 and June 30, 2014, the change in the fair value of the Call Options resulted in losses of $28.0 million and gains of $53.8 million. Because the terms of the Call Options are substantially similar to those of the Cash Convertible Notes' embedded cash conversion option, discussed below, we expect the effect on earnings from those two derivative instruments to mostly offset each other.

Cash Convertible Notes Embedded Cash Conversion Option
The embedded cash conversion option within the Cash Convertible Notes is required to be separated from the Cash Convertible Notes and accounted for separately as a derivative liability, with changes in fair value reported in our Consolidated Statements of Income in other (expense) income, net until the cash conversion option settles or expires. For further discussion of the Cash Convertible Notes, refer to Note 9 “Debt.” The initial fair value liability of the embedded cash conversion option was $105.2 million, which simultaneously reduced the carrying value of the Cash Convertible Notes (effectively an original issuance discount). The embedded cash conversion option is measured and reported at fair value on a recurring basis, within Level 2 of the fair value hierarchy. For further discussion of the inputs used to determine the fair value of the embedded cash conversion option, refer to Note 8, “Fair Value Measurements.” The fair value of the embedded cash conversion option at June 30, 2015 and December 31, 2014 was approximately $121.3 million and $149.5 million, respectively, and is included in other long-term liabilities in the accompanying balance sheet. For the six months ended June 30, 2015 and June 30, 2014, the change in the fair value of the embedded cash conversion option resulted in gains of $28.1 million and losses of $55.0 million, respectively.
Foreign Currency Derivatives
As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions including intercompany items. We manage balance sheet exposure on a group-wide basis using foreign exchange forward contracts, foreign exchange options and cross-currency swaps.
Undesignated Derivative Instruments
We are party to various foreign exchange forward, option and swap arrangements which had, at June 30, 2015, an aggregate notional value of $483.9 million and fair value of $27.1 million included in prepaid and other assets and $2.1 million included in accrued and other liabilities, and which expire at various dates through December 2015.
We were party to various foreign exchange forward and swap arrangements which had, at December 31, 2014, an aggregate notional value of $1.3 billion and fair values of $46.8 million and $10.5 million included in prepaid and other assets and accrued and other liabilities, respectively, which expire at various dates through December 2015. The transactions have been entered into to offset the effects from balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements have been recognized in other (expense) income, net.
Fair Values of Derivative Instruments
The following table summarizes the fair value amounts of derivative instruments reported in the condensed consolidated balance sheets as of June 30, 2015 and December 31, 2014:

	Derivatives in Asset Positions Fair value		Derivatives in Liability Positions Fair value
(in thousands)	6/30/2015	12/31/2014	6/30/2015	12/31/2014
Derivative instruments designated as hedges
Interest rate contracts	$2,906	$3,294	$—	$—
Total derivative instruments designated as hedges	$2,906	$3,294	$—	$—
Undesignated derivative instruments
Call spread overlay	$119,688	$147,707	$(121,307)	$(149,450)
Foreign exchange contracts	27,105	46,802	(2,060)	(10,547)
Total undesignated derivative instruments	$146,793	$194,509	$(123,367)	$(159,997)

Gains and Losses on Derivative Instruments
The following tables summarize the locations and gains and losses on derivative instruments for the three months ended June 30, 2015 and 2014:

Three months ended June 30, 2015 (in thousands)	Gain/(loss) recognized in AOCI	Location of gain / loss in income statement	(Gain) loss reclassified from AOCI into income	Gain (loss) recognized in income
Fair value hedges
Interest rate contracts	$—	Other (expense) income, net	$—	$(3,624)

Undesignated derivative instruments
Call spread overlay	n/a	Other (expense) income, net	n/a	$43
Foreign exchange contracts	n/a	Other (expense) income, net	n/a	(9,241)
				$(9,198)

Three months ended June 30, 2014 (in thousands)	Gain/(loss) recognized in AOCI	Location of gain / loss in income statement	(Gain) loss reclassified from AOCI into income	Gain (loss) recognized in income
Undesignated derivative instruments
Call spread overlay	n/a	Other (expense) income, net	n/a	$(1,009)
Foreign exchange contracts	n/a	Other (expense) income, net	n/a	6,404
				$5,395

Six months ended June 30, 2015 (in thousands)	Gain/(loss) recognized in AOCI	Location of (gain) loss in income statement	(Gain) loss reclassified from AOCI into income	Gain (loss) recognized in income
Fair-value hedges
Interest rate contracts	$—	Other (expense) income, net	$—	$(388)

Undesignated derivative instruments
Call spread overlay	n/a	Other (expense) income, net	n/a	$124
Foreign exchange contracts	n/a	Other (expense) income, net	n/a	16,650
				$16,774

Six months ended June 30, 2014 (in thousands)	Gain/(loss) recognized in AOCI	Location of (gain) loss in income statement	(Gain) loss reclassified from AOCI into income	Gain (loss) recognized in income
Undesignated derivative instruments
Call spread overlay	n/a	Other (expense) income, net	n/a	$(1,280)
Foreign exchange contracts	n/a	Other (expense) income, net	n/a	$7,439
				$6,159

8.	Fair Value Measurements
Assets and liabilities are measured at fair value according to a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:
Level 1. Observable inputs, such as quoted prices in active markets;
Level 2. Inputs, other than the quoted price in active markets, that are observable either directly or indirectly; and
Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
Our assets and liabilities measured at fair value on a recurring basis consist of short-term investments, which are classified in Level 1 and Level 2 of the fair value hierarchy, derivative contracts used to hedge currency and interest rate risk and derivative financial instruments entered into in connection with the Cash Convertible Notes discussed in Note 9, which are classified in Level 2 of the fair value hierarchy, and contingent consideration accruals which are classified in Level 3 of the fair value hierarchy, and are shown in the tables below.
In determining fair value for Level 2 instruments, we apply a market approach, using quoted active market prices relevant to the particular instrument under valuation, giving consideration to the credit risk of both the respective counterparty to the contract and the Company. To determine our credit risk we estimated our credit rating by benchmarking the price of outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, our credit risk was quantified by reference to publicly-traded debt with a corresponding rating. The Level 2 derivative financial instruments include the Call Options asset and the embedded conversion option liability. See Note 9, "Debt", and Note 7, "Derivatives and Hedging," for further information. The derivatives are not actively traded and are valued based on an option pricing model that uses observable market data for inputs. Significant market data inputs used to determine fair values as of June 30, 2015 included our common stock price, the risk-free interest rate, and the implied volatility of our common stock. The Call Options asset and the embedded cash conversion option liability were designed with the intent that changes in their fair values would substantially offset, with limited net impact to our earnings. Therefore, the sensitivity of changes in the unobservable inputs to the option pricing model for such instruments is substantially mitigated.
Our Level 3 instruments include contingent consideration liabilities. We value contingent consideration liabilities using unobservable inputs, applying the income approach, such as the discounted cash flow technique, or the probability-weighted scenario method. Contingent consideration arrangements obligate us to pay the sellers of an acquired entity if specified future events occur or conditions are met such as the achievement of technological or revenue milestones. We use various key assumptions, such as the probability of achievement of the milestones and the discount rate, to represent the non-performing risk factors and time value when applying the income approach. We regularly review the fair value of the contingent consideration, and reflect any change in the accrual in the consolidated statements of income in the line items commensurate with the underlying nature of milestone arrangements.
The following table presents our fair value hierarchy for our financial assets and liabilities measured at fair value on a recurring basis as of June 30, 2015 and December 31, 2014:

	As of June 30, 2015				As of December 31, 2014
(in thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:
Short-term investments	$3,468	$129,749	$—	$133,217	$3,885	$180,151	$—	$184,036
Call option	—	119,688	—	119,688	—	147,707	—	147,707
Foreign exchange contracts	—	27,105	—	27,105	—	46,802	—	46,802
Interest rate contracts	—	2,906	—	2,906	—	3,294	—	3,294
	$3,468	$279,448	$—	$282,916	$3,885	$377,954	$—	$381,839
Liabilities:
Foreign exchange contracts	$—	$(2,060)	$—	$(2,060)	$—	$(10,547)	$—	$(10,547)
Cash conversion option	—	(121,307)	—	(121,307)	—	(149,450)	—	(149,450)
Contingent consideration	—	—	(22,599)	(22,599)	—	—	(17,477)	(17,477)
	$—	$(123,367)	$(22,599)	$(145,966)	$—	$(159,997)	$(17,477)	$(177,474)
For liabilities with Level 3 inputs, the following table summarizes the activity for the six months ended June 30, 2015:

(in thousands)	Contingent Consideration
Beginning Balance at December 31, 2014	$(17,477)
Additions	(5,159)
Foreign currency translation adjustments	37
Ending balance at June 30, 2015	$(22,599)
As of June 30, 2015, of the total $22.6 million accrued for contingent consideration, $12.8 million is included in other long-term liabilities and $9.8 million is included in accrued and other liabilities in the accompanying condensed consolidated balance sheet.
The carrying values of financial instruments, including cash and equivalents, accounts receivable, accounts payable and other accrued liabilities, approximate their fair values due to their short-term maturities. The estimated fair value of long-term debt as disclosed in Note 9 was based on current interest rates for similar types of borrowings. The estimated fair values may not represent actual values of the financial instruments that could be realized as of the balance sheet date or that will be realized in the future. There were no fair value adjustments in the six-month periods ended June 30, 2015 and 2014 for nonfinancial assets or liabilities required to be measured at fair value on a nonrecurring basis other than the impairments of cost-method investments as discussed in Note 5, "Investments".

9.	Debt
Our credit facilities available and undrawn at June 30, 2015 total €436.6 million (approximately $488.5 million). This includes a €400.0 million syndicated multi-currency revolving credit facility expiring December 2019 of which no amounts were utilized at June 30, 2015 or at December 31, 2014, and four other lines of credit amounting to €36.6 million with no expiration date, none of which were utilized as of June 30, 2015 or as of December 31, 2014. The €400.0 million facility can be utilized in euro, U.K. pound or U.S. dollar and bears interest of 0.4% to 1.2% above three months EURIBOR, or LIBOR in relation to any loan not in euro, and is offered with interest periods of one, two, three, six or twelve months. The commitment fee is calculated based on 35% of the applicable margin. The revolving facility agreement contains certain financial and non-financial covenants, including but not limited to, restrictions on the encumbrance of assets and the maintenance of certain financial ratios. We were in compliance with these covenants at June 30, 2015. The credit facilities are for general corporate purposes.
At June 30, 2015, total long-term debt was approximately $1.0 billion, $0.6 million of which is current.
Total long-term debt consists of the following:

(in thousands)	June 30, 2015	December 31, 2014
Notes payable to QIAGEN Finance bearing interest at an effective rate of 1.8% repaid in January 2015	$—	$130,451
3.19% Series A Senior Notes due October 2019	73,907	73,645
3.75% Series B Senior Notes due October 2022	301,999	302,648
3.90% Series C Senior Notes due October 2024	27,000	27,000
0.375% Senior Unsecured Cash Convertible Notes due 2019	391,229	386,332
0.875% Senior Unsecured Cash Convertible Notes due 2021	254,836	251,335
Other notes payable bearing interest up to 6.28% and due through September 2015	615	668
Total long-term debt	1,049,586	1,172,079
Less current portion	615	131,119
Long-term portion	$1,048,971	$1,040,960
Cash Convertible Notes due 2019 and 2021
On March 19, 2014, we issued $730.0 million aggregate principal amount of Cash Convertible Senior Notes of which $430.0 million is due in 2019 (2019 Notes) and $300.0 million is due in 2021 (2021 Notes). We refer to the 2019 Notes and 2021 Notes, collectively as the “Cash Convertible Notes.” The aggregate net proceeds of the Cash Convertible Notes was $680.7 million, after payment of the net cost of the Call Spread Overlay described below and transaction costs. Additionally, we used $372.5 million of the net proceeds to repay the 2006 Notes and related subscription right described below.
Interest on the Cash Convertible Notes is payable semi-annually in arrears on March 19 and September 19 of each year, at rates of 0.375% and 0.875% per annum for the 2019 Notes and 2021 Notes, respectively, commencing on September 19, 2014. The 2019 Notes will mature on March 19, 2019 and the 2021 Notes will mature on March 19, 2021, unless repurchased or converted in accordance with their terms prior to such date.

The Cash Convertible Notes are convertible into cash in whole, but not in part, at the option of noteholders in the following circumstances: (a) from April 29, 2014 through September 18, 2018 for the 2019 Notes, and September 18, 2020 for the 2021 Notes (Contingent Conversion Period), under any of the Contingent Conversion Conditions and (b) at any time following the Contingent Conversion Period through the fifth business day immediately preceding the applicable maturity Date. Upon conversion, noteholders will receive an amount in cash equal to the Cash Settlement Amount, calculated as described below. The Cash Convertible Notes are not convertible into shares of our common stock or any other securities.
Noteholders may convert their Cash Convertible Notes into cash at their option at any time during the Contingent Conversion Period only under the following circumstances (Contingent Conversion Conditions):

•
during any calendar quarter commencing after the calendar quarter ending on March 31, 2014 (and only during such calendar quarter), if the last reported sale price of our common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;

•	if we undergo certain fundamental changes;

•
during the five business day period immediately after any ten consecutive trading day period in which the quoted price for the 2019 Notes or the 2021 Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such trading day;

•
if we elect to distribute assets or property to all or substantially all of the holders of our common stock and those assets or other property have a value of more than 25% of the average daily volume-weighted average trading price of our common stock for the prior 20 consecutive trading days;

•	if we elect to redeem the Cash Convertible Notes; or

•	if we experience certain customary events of default, including defaults under certain other indebtedness.
The initial conversion rate is 7,056.7273 shares of our common stock per $200,000 principal amount of Cash Convertible Notes (reflecting an initial conversion price of approximately $28.34 per share of common stock). Upon conversion, holders are entitled to a cash payment (Cash Settlement Amount) equal to the average of the conversion rate multiplied by the daily volume-weighted average trading price for our common stock over a 50-day period. The conversion rate is subject to adjustment in certain instances but will not be adjusted for any accrued and unpaid interest. In addition, following the occurrence of certain corporate events that may occur prior to the applicable maturity date, we may be required to pay a cash make-whole premium by increasing the conversion rate for any holder who elects to convert Cash Convertible Notes in connection with the occurrence of such a corporate event.
We may redeem the 2019 Notes or 2021 Notes in their entirety at a price equal to 100% of the principal amount of the applicable Cash Convertible Notes plus accrued interest at any time 20% or less of the aggregate principal amount of the applicable Cash Convertible Notes originally issued remain outstanding.
The Cash Convertible Notes are senior unsecured obligations, and rank senior in right of payment to any of our indebtedness that is expressly subordinated in right of payment to the Cash Convertible Notes; equal in right of payment to any of our unsecured indebtedness that is unsubordinated; junior in right of payment to any of our secured indebtedness to the extent of the value of the assets securing such indebtedness; and junior to all indebtedness and other liabilities (including trade payables) of our subsidiaries.
Because the Cash Convertible Notes contain an embedded cash conversion option, we have determined that the embedded cash conversion option is a derivative financial instrument, which is required to be separated from the Cash Convertible Notes and accounted for separately as a derivative liability, with changes in fair value reported in our consolidated statements of operations until the cash conversion option transaction settles or expires. The initial fair value liability of the embedded cash conversion option was $105.2 million, which simultaneously reduced the carrying value of the Cash Convertible Notes (effectively an original issuance discount). For further discussion of the derivative financial instruments relating to the Cash Convertible Notes, refer to Note 7, “Derivatives and Hedging.”
As noted above, the reduced carrying value on the Cash Convertible Notes resulted in a debt discount that is amortized to the principal amount through the recognition of non-cash interest expense over the expected life of the debt, which is five and seven years for the 2019 Notes and 2021 Notes, respectively. This resulted in our recognition of interest expense on the Cash Convertible Notes at an effective rate approximating what we would have incurred had nonconvertible debt with otherwise similar terms been issued. The effective interest rate of the 2019 and 2021 Notes is 2.937% and 3.809%, respectively, which is imputed based on the amortization of the fair value of the embedded cash conversion option over the remaining term of the Cash Convertible Notes. As of June 30, 2015, we expect the 2019 Notes to be outstanding until their 2019 maturity date and the 2021 Notes to be outstanding until their 2021 maturity date, for remaining amortization periods of approximately five and seven years, respectively. Based on an estimation using available over-the-counter market information on the Cash Convertible Notes, the fair value of the 2019 and 2021 Notes at June 30, 2015 was $462.0 million and $326.7 million, respectively.
In connection with the issuance of the Cash Convertible Notes, we incurred approximately $13.1 million in transaction costs. Such costs have been allocated to the Cash Convertible Notes and deferred as a long-term asset and are being amortized over the terms of the Cash Convertible Notes.

Interest expense related to the Cash Convertible Notes was comprised of the following:

	Three months ended
	June 30,
(in thousands)	2015	2014
Coupon interest	$1,059	$1,059
Amortization of original issuance discount	4,216	4,076
Amortization of debt issuance costs	553	546
Total interest expense related to the Cash Convertible Notes	$5,828	$5,681

	Six months ended
	June 30,
(in thousands)	2015	2014
Coupon interest	$2,119	$1,189
Amortization of original issuance discount	8,398	4,576
Amortization of debt issuance costs	1,103	605
Total interest expense related to the Cash Convertible Notes	$11,620	$6,370

Cash Convertible Notes Call Spread Overlay
Concurrent with the issuance of the Cash Convertible Notes, we entered into privately negotiated hedge transactions (Call Options) with, and issued warrants to purchase shares of our common stock (Warrants) to, certain financial institutions. We refer to the Call Options and Warrants collectively as the “Call Spread Overlay”. The Call Options are intended to offset any cash payments payable by us in excess of the principal amount due upon any conversion of the Cash Convertible Notes. We used $105.2 million of the proceeds from the issuance of the Cash Convertible Notes to pay for the Call Options, and simultaneously received $69.4 million from the sale of the Warrants, for a net cash outlay of $35.8 million for the Call Spread Overlay. The Call Options are derivative financial instruments and is discussed further in Note 7, “Derivatives and Hedging.” The Warrants are equity instruments and are further discussed in Note 12, “Equity.”
Aside from the initial payment of a premium of $105.2 million for the Call Option, we will not be required to make any cash payments under the Call Options, and will be entitled to receive an amount of cash, generally equal to the amount by which the market price per share of our common stock exceeds the exercise price of the Call Options during the relevant valuation period. The exercise price under the Call Options is initially equal to the conversion price of the Cash Convertible Notes.
The Warrants cover an aggregate of 25.8 million shares of our common stock (subject to anti-dilution adjustments under certain circumstances) and have an initial exercise price of $32.085 per share, subject to customary adjustments. The Warrants expire as follows: Warrants to purchase 15.2 million shares expire over a period of 50 trading days beginning on December 27, 2018 and Warrants to purchase 10.6 million shares expire over a period of 50 trading days beginning on December 29, 2020. The Warrants are European-style (exercisable only upon expiration). The Warrants could have a dilutive effect to the extent that the price of our common stock exceeds the applicable strike price of the Warrants. For each Warrant that is exercised, we will deliver to the holder a number of shares of our common stock equal to the amount by which the settlement price exceeds the exercise price, divided by the settlement price, plus cash in lieu of any fractional shares. We will not receive any additional proceeds if the Warrants are exercised.
Private Placement
In October 2012, we completed a private placement through the issuance of new senior unsecured notes at a total amount of $400 million with a weighted average interest rate of 3.66% (settled on October 16, 2012). The notes were issued in three series: (1) $73 million 7-year term due in 2019 (3.19%); (2) $300 million 10-year term due in 2022 (3.75%); and (3) $27 million 12-year term due in 2024 (3.90%). We paid $2.1 million in debt issue costs which are being amortized through interest expense over the lifetime of the notes. The note purchase agreement contains certain financial and non-financial covenants, including but not limited to, restrictions on priority indebtedness and the maintenance of certain financial ratios. We were in compliance with these covenants at June 30, 2015. Based on an estimation using the changes in the U.S. Treasury rates, the fair value of these senior notes at June 30, 2015, was approximately $389.8 million, taking into account that $200.0 million of such notes are a hedged item in the fair value transaction described in Note 7, "Derivatives and Hedging."
2006 Notes
In May 2006, we completed the offering of $300 million of 3.25% Senior Convertible Notes due in 2026 (2006 Notes) through an unconsolidated subsidiary, QIAGEN Euro Finance (Euro Finance). The net proceeds of the 2006 Notes were loaned by Euro Finance to consolidated subsidiaries. These long-term notes payable to Euro Finance had an effective interest rate of 3.7% and were due in May 2026. Interest was payable semi-annually in May and November. The 2006 Notes were issued at 100% of the principal amount, and were convertible into 15.0 million common shares at the option of the holders upon the occurrence of certain events, at a price of $20.00 per share, subject to adjustment. QIAGEN N.V. had an agreement with Euro Finance to issue shares to the note holders in the event of conversion. This subscription right, along with the related receivable, was recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. In March 2014, we redeemed the $300 million loan payable to Euro Finance and approximately 98% of the subscription right with Euro Finance for $372.5 million, and recognized a loss on the redemption of $4.6 million in other (expense) income, net. Contemporaneously, Euro Finance redeemed the 2006 Notes. During 2014, we issued 0.2 million common shares in exchange for $3.9 million upon the exercise of the remaining subscription right.
2004 Notes
In August 2004, we completed the sale of $150 million of 1.5% Senior Convertible Notes due in 2024 (2004 Notes), through our unconsolidated subsidiary QIAGEN Finance. The net proceeds of the 2004 Notes were loaned by QIAGEN Finance to consolidated subsidiaries with an effective interest rate of 1.8% and were due in February 2024. Interest was payable semi-annually in February and August. The 2004 Notes were issued at 100% of principal value, and were convertible into 11.5 million common shares at the option of the holders upon the occurrence of certain events at a price of $12.6449 per share, subject to adjustment. QIAGEN N.V. had an agreement with QIAGEN Finance to issue shares to the investors in the event of conversion. This subscription right, along with the related receivable, was recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. In 2014, 1.2 million common shares were issued in connection with conversions. During 2015, we repaid the loan to QIAGEN Finance and repurchased the warrant agreement with QIAGEN Finance for $250.9 million and recognized a loss of $7.6 million in other (expense) income, net.
We believe that funds from operations, existing cash and cash equivalents, and availability of financing facilities as needed, will be sufficient to fund our debt repayment obligations as they come due in the next twelve months.

10.	Income Taxes
The provision for income taxes is based upon the estimated annual effective tax rates for the year applied to the current period income before tax plus the tax effect of any significant unusual items, discrete events or changes in tax law. Our operating subsidiaries are exposed to effective tax rates ranging from zero to approximately 42%. Fluctuations in the distribution of pre-tax income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the condensed consolidated financial statements. In the three-month periods ended June 30, 2015 and 2014, the effective tax rates were 14.5% and 15.6%, respectively. In the six-month periods ended June 30, 2015 and 2014, the effective tax rates were 8.2% and 15.9%, respectively.
We assess uncertain tax positions in accordance with ASC 740 (ASC 740-10 Accounting for Uncertainties in Tax). At June 30, 2015, our net unrecognized tax benefits totaled approximately $13.5 million which, if recognized, would favorably impact our effective tax rate in the periods in which they are recognized. It is possible that approximately $0.8 million of the unrecognized tax benefits may be released during the next 12 months due to lapse of statutes of limitations or settlements with tax authorities. We cannot reasonably estimate the range of the potential outcomes of these matters. During the six-month period ended June 30, 2015, we released $3.0 million of unrecognized tax benefits due to subsequent guidance and clarification of law from tax authorities.
We conduct business globally and, as a result, file numerous consolidated and separate income tax returns in The Netherlands, Germany, Switzerland and the U.S. federal jurisdiction, as well as in various other state and foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities throughout the world. Our subsidiaries are generally no longer subject to income tax examinations by tax authorities for years before 2009. Currently, the U.S. tax authority (Internal Revenue Service) is examining our U.S. federal tax returns for 2011 and 2012. The outcome is not assessable at this time.
As of June 30, 2015, residual Netherlands income taxes have not been provided on the undistributed earnings of the majority of our foreign subsidiaries as these earnings are considered to be either permanently reinvested or can be repatriated tax free.

11.	Inventories
The components of inventories consist of the following as of June 30, 2015 and December 31, 2014:

(in thousands)	June 30, 2015	December 31, 2014
Raw materials	$26,988	$24,781
Work in process	21,967	22,489
Finished goods	89,483	85,006
Total inventories	$138,438	$132,276

12.	Equity
Issuance of Warrants
In March 2014, in connection with the issuance of our Cash Convertible Notes, we issued warrants (as described in Note 9, “Debt”) for approximately 25.8 million shares of our common stock (subject to antidilution adjustments under certain circumstances) with an initial exercise price of $32.085 per share, subject to customary adjustments. The proceeds from the sale of the Warrants, net of issuance costs, of approximately $68.9 million are included as additional paid in capital in the accompanying balance sheet. The Warrants expire as follows: Warrants to purchase 15.2 million shares expire over a period of 50 trading days beginning on December 27, 2018 and Warrants to purchase 10.6 million shares expire over a period of 50 trading days beginning on December 29, 2020. The Warrants are exercisable only upon expiration. For each Warrant that is exercised, we will deliver to the holder a number of shares of our common stock equal to the amount by which the settlement price exceeds the exercise price, divided by the settlement price, plus cash in lieu of any fractional shares. The Warrants could separately have a dilutive effect on shares of our common stock to the extent that the market value per share of our common stock exceeds the applicable exercise price of the Warrants (as measured under the terms of the Warrants).
Share Repurchase Programs
In 2012, our Supervisory Board approved a program authorizing management to purchase up to a total of $100 million of our common shares (excluding transaction costs). We completed this share repurchase program in April 2013 having repurchased, between October 2012 and April 2013, a total of 5.1 million QIAGEN shares for an aggregate cost of $99.0 million.
In 2013, we announced a second share buyback program, to purchase up to another $100 million of our common shares (excluding transaction costs). We completed the share repurchase program in June 2014 having repurchased between September 2013 and June 2014 a total of approximately 4.4 million QIAGEN shares for a total aggregate cost of $100.4 million (including performance fees), under this program.
In July 2014, we announced the launch of our third $100 million share repurchase program to purchase up to another $100 million of our common shares (excluding transaction costs). In 2014, 2.1 million QIAGEN shares were repurchased for $49.1 million (excluding transaction costs) and in 2015 0.6 million QIAGEN shares were repurchased for $15.0 million.
The cost of repurchased shares is included in treasury stock and reported as a reduction in total equity when a repurchase occurs. Repurchased shares will be held in treasury in order to satisfy various obligations, which include exchangeable debt instruments, warrants and employee share-based remuneration plans.
Accumulated Other Comprehensive Income (Loss)
The following table is a summary of the components of accumulated other comprehensive income (loss) as of June 30, 2015 and December 31, 2014:

(in thousands)	June 30, 2015	December 31, 2014
Net unrealized gain on pension, net of tax	$(882)	$(882)
Foreign currency effects from intercompany long-term investment transactions, net of tax of $7.2 million and $6.8 million in 2015 and 2014, respectively	13,999	12,933
Foreign currency translation adjustments	(208,959)	(146,786)
Accumulated other comprehensive loss	$(195,842)	$(134,735)

13.	Earnings per Common Share
We present basic and diluted earnings per share. Basic earnings per share is calculated by dividing the net income attributable to the owners of QIAGEN N.V. by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that would occur if all “in the money” securities to issue common shares were exercised. The following table summarizes the information used to compute earnings per common share:

	Three months ended
	June 30,
(in thousands, except per share data)	2015	2014
Net income attributable to the owners of QIAGEN N.V.	$25,110	$32,834

Weighted average number of common shares used to compute basic net income per common share	233,540	232,553
Dilutive effect of warrants	—	4,997
Dilutive effect of stock options and restricted stock units	3,468	3,090
Weighted average number of common shares used to compute diluted net income per common share	237,008	240,640
Outstanding options and awards having no dilutive effect, not included in above calculation	2	744
Outstanding warrants having no dilutive effect, not included in above calculation	25,800	32,270

Basic earnings per common share attributable to the owners of QIAGEN N.V.	$0.11	$0.14
Diluted earnings per common share attributable to the owners of QIAGEN N.V.	$0.11	$0.14

	Six months ended
	June 30,
(in thousands, except per share data)	2015	2014
Net income attributable to the owners of QIAGEN N.V.	$44,600	$56,102

Weighted average number of common shares used to compute basic net income per common share	233,308	232,709
Dilutive effect of warrants	271	5,761
Dilutive effect of stock options and restricted stock units	3,627	3,328
Weighted average number of common shares used to compute diluted net income per common share	237,206	241,798
Outstanding options and awards having no dilutive effect, not included in above calculation	65	621
Outstanding warrants having no dilutive effect, not included in above calculation	26,341	39,006

Basic earnings per common share attributable to the owners of QIAGEN N.V.	$0.19	$0.24
Diluted earnings per common share attributable to the owners of QIAGEN N.V.	$0.19	$0.23

14.	Commitments and Contingencies
Contingent Consideration Commitments
Pursuant to the purchase agreements for certain acquisitions, we could be required to make additional contingent cash payments totaling up to $78.4 million based on the achievement of certain revenue and operating results milestones as follows: $12.9 million in the remainder of 2015, $25.0 million in 2016, $15.5 million in 2017, $5.1 million in 2019 and $19.9 million payable in any 12-month period from now through 2029 based on the accomplishment of certain revenue or diagnostic approval targets. Of the $78.4 million total contingent obligation, we have assessed the fair value at June 30, 2015 to be $22.6 million, of which $12.8 million is included in other long-term liabilities and $9.8 million is included in accrued and other liabilities in the accompanying condensed consolidated balance sheet.
Preacquisition Contingencies
In connection with certain acquisitions, amounts were paid into escrow accounts to cover certain preacquisition contingencies assumed in the acquisition. The escrow amounts that are likely to be claimed by QIAGEN are recorded as an asset in prepaid and other expenses and amount to $2.5 million as of June 30, 2015 ($2.5 million as of December 31, 2014).

Contingencies
In the ordinary course of business, we provide a warranty to customers that our products are free of defects and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, we typically provide limited warranties with respect to our services. From time to time, we also make other warranties to customers, including warranties that our products are manufactured in accordance with applicable laws and not in violation of third-party rights. We provide for estimated warranty costs at the time of the product sale. We believe our warranty reserves of $3.3 million and $3.3 million as of June 30, 2015 and December 31, 2014, respectively, appropriately reflect the estimated cost of such warranty obligations.
Litigation
From time to time, QIAGEN may be party to legal proceedings incidental to its business. As of June 30, 2015, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against QIAGEN or its subsidiaries. These matters have arisen in the ordinary course and conduct of business, as well as through acquisition. Although it is not possible to predict the outcome of such litigation, we assess the degree of probability and evaluate the reasonably possible losses that we could incur as a result of these matters. We accrue for any estimated loss when it is probable that a liability has been incurred and the amount of probable loss can be estimated. Based on the facts known to QIAGEN and after consultation with legal counsel, management believes that such legal proceedings will not have a material adverse effect on QIAGEN’s financial position or results of operations.

15.	Share-Based Compensation
Stock Options
During the three- and six-month periods ended June 30, 2015 and 2014, we did not grant any options to purchase common shares.
The unrecognized share-based compensation expense related to employee stock option awards, less estimated forfeitures, was approximately $0.6 million, as of June 30, 2015 which will be recognized over a period of 0.8 years.
Stock Units
Stock units represent rights to receive Common Shares at a future date and include restricted stock units which are subject to time-vesting only and performance stock units which include performance conditions in addition to time-vesting. During the three- and six-month period ended June 30, 2015, we granted 1.1 million and 1.6 million stock awards compared to 0.8 million and 1.5 million stock awards for the three- and six-month period ended June 30, 2014, respectively.
At June 30, 2015, there was $118.4 million remaining in unrecognized compensation expense, less estimated forfeitures, related to these awards which will be recognized over a period of 2.91 years.
Share-Based Compensation Expense
Total share-based compensation expense for the three- and six-month periods ended June 30, 2015 and 2014 is comprised of the following:

	Three months ended
	June 30,
Compensation Expense (in thousands)	2015	2014
Cost of sales	$788	$783
Research and development	1,962	1,724
Sales and marketing	2,653	2,025
General and administrative, integration and other	4,882	4,736
Share-based compensation expense before taxes	10,285	9,268
Less: income tax benefit	2,529	1,988
Net share-based compensation expense	$7,756	$7,280

	Six months ended
	June 30,
Compensation Expense (in thousands)	2015	2014
Cost of sales	$1,609	$1,595
Research and development	3,812	3,808
Sales and marketing	5,334	4,758
General and administrative, restructuring, integration and other	9,275	9,252
Share-based compensation expense before taxes	20,030	19,413
Less: income tax benefit	4,828	4,300
Net share-based compensation expense	$15,202	$15,113
No compensation cost was capitalized in inventory at June 30, 2015 or December 31, 2014 as the amounts were not material.

16.	Related Party Transactions
From time to time, we engage in transactions with companies in which we hold interests all of which are individually and in the aggregate immaterial except for certain transactions as discussed below.
We had a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance), which was established for the purpose of issuing convertible debt. QIAGEN Finance was a variable interest entity with no primary beneficiary, and thus was not consolidated and accordingly, the convertible debt was not included in the consolidated statements of QIAGEN N.V., though QIAGEN N.V. did report the full obligation of the debt through its liabilities to QIAGEN Finance. As of December 31, 2014, we had loans payable to QIAGEN Finance $130.5 million, accrued interest due to QIAGEN Finance of $3.9 million and amounts receivable from QIAGEN Finance of $3.0 million. The amounts receivable were related to subscription rights which were recorded net in the equity of QIAGEN N.V. as paid-in capital. As discussed in Note 9, during 2015, we repaid the loan to QIAGEN Finance and repurchased the warrant agreement with QIAGEN Finance.

17. Subsequent Event
Since July 1, 2015 we have repurchased 153,600 QIAGEN shares on the Frankfurt Stock Exchange at a volume-weighted average price of €22.44 (approximately €3.4 million or $3.8 million in total) under the share repurchase program discussed more fully in Note 12 "Equity".

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
This section contains a number of forward-looking statements. These statements are based on current management expectations, and actual results may differ materially. Among the factors that could cause actual results to differ from management’s expectations are those described in “Risk Factors” and “Forward-looking and Cautionary Statements” below.
Forward-looking and Cautionary Statements
This report contains forward-looking statements that are subject to risks and uncertainties. These statements can be identified by the use of forward-looking terminology, such as “believe,” “hope,” “plan,” “intend,” “seek,” “may,” “will,” “could,” “should,” “would,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors, including, but not limited to, the following: risks associated with our expansion of operations, including the acquisition of new businesses; variability in our operating results from quarter to quarter; management of growth, international operations, and dependence on key personnel; intense competition; technological change; our ability to develop and protect proprietary products and technologies and to enter into and maintain collaborative commercial relationships; our future capital requirements; general economic conditions and capital market fluctuations; and uncertainties as to the extent of future government regulation of our business. As a result, our future success involves a high degree of risk. For further information, refer to the more specific risks and uncertainties discussed in Part 1, Item 3 "Key Information" of our Annual Report on Form 20-F for the year ended December 31, 2014 and under the heading "Risk Factors" below.

Results of Operations
Overview
We are a leading global provider of Sample to Insight solutions to transform biological materials into valuable molecular insights. QIAGEN sample technologies isolate and process DNA, RNA and proteins from any biological sample, such as blood or tissue. Assay technologies make these biomolecules visible and ready for analysis, such as identifying the DNA of a virus or a mutation of a gene. Bioinformatics solutions integrate software and cloud-based resources to interpret increasing volumes of biological data and report relevant, actionable insights. Our automation solutions tie these together in seamless and cost-effective molecular testing workflows.
We sell our products - consumables, automated instrumentation systems using those technologies, and bioinformatics to analyze and interpret the data - to four major customer classes:

•	Molecular Diagnostics - healthcare providers engaged in many aspects of patient care including Prevention, Profiling of diseases, Personalized Healthcare and Point of Need testing

•	Applied Testing - government or industry customers using molecular technologies in fields such as forensics, veterinary diagnostics and food safety testing

•	Pharma - pharmaceutical and biotechnology companies using molecular testing to support drug discovery, translational medicine and clinical development efforts

•	Academia - researchers exploring the secrets of life such as the mechanisms and pathways of diseases, and in some cases translating that research into drug targets or commercial applications
We market products in more than 100 countries throughout the world. We have established subsidiaries in markets we believe have the greatest sales potential, including countries throughout Europe, Asia, the Americas and Australia. We also work with specialized independent distributors and importers. As of June 30, 2015, we employed approximately 4,400 people in more than 35 locations worldwide.
QIAGEN is building momentum to deliver sustainable and more rapid sales growth through transformation of its core portfolio and a focus on strategic growth drivers. The expansion of the core portfolio has delivered growth more than offsetting the sharp decline of HPV test sales in the U.S. during 2014 and 2015, which is expected to be the final year of significant headwinds. The growth drivers continued expanding in the second quarter of 2015.
Among recent developments:
QIAsymphony presence grows as content menu expands

•
A breakthrough offering related to liquid biopsy processing has been launched on the QIAsymphony platform to automate the isolation of free-circulating DNA from human plasma. This new, fully automated protocol marks a milestone in QIAGEN’s expanding portfolio of liquid biopsy solutions that are being used to detect molecular biomarkers in blood, urine and other body fluids and have the potential to allow for improved prenatal testing as well as the diagnosis and monitoring of cancer and other diseases.

•	A new collaboration with Seegene Inc. was launched to develop multiplex tests for the QIAsymphony RGQ MDx platform, with an initial focus on profiling infectious diseases.

•
Placements of the QIAsymphony platform, which is bringing Sample to Insight automation to customers performing medium-throughput molecular testing, are progressing toward the 2015 goal of over 1,500 total placements, up from 1,250 at the end of 2014.

Personalized Healthcare leadership gains momentum

•
The therascreen EGFR RGQ PCR Kit gained U.S. Food and Drug Administration approval in July 2015 as a companion diagnostic to guide the use of AstraZeneca’s IRESSA® (gefitinib) in patients with advanced or metastatic non-small cell lung cancer (NSCLC). This marks the fourth U.S. regulatory approval of a QIAGEN companion diagnostic test paired with a targeted therapy for cancer. The approval was the latest milestone from QIAGEN’s leading portfolio of collaboration agreements with pharmaceutical and biotech companies.

•
A new partnership was initiated in June 2015 with Biotype Diagnostics GmbH of Germany to expand the development of clinical diagnostic assays for use as companion diagnostics on QIAGEN’s proprietary ModaPlex platform, which combines two established technologies - PCR and capillary electrophoresis - to deliver quantitative clinical insights from the simultaneous analysis of various DNA and RNA biomarkers.

•
An agreement with Columbia University has provided QIAGEN with exclusive rights for diagnostics based on fusions of the fibroblast growth factor receptor (FGFR) and transforming acidic coiled-coil (TACC) genes, which are promising biomarkers in various cancers. The discovery was made by Antonio Iavarone, MD, Professor of Pathology and Cell Biology and Neurology, and Anna Lasorella, MD, Associate Professor of Pathology and Cell Biology and Pediatrics at the Herbert Irving Comprehensive

Cancer Center at Columbia University Medical Center. The FGFR-TACC program is synergistic with QIAGEN’s pipeline, including the IDH1 and IDH2 biomarkers in development as companion diagnostics. The therascreen® IDH1/2 RGQ Kit was launched in 2013 for research use in various cancers.
QuantiFERON-TB advances the modern fight to control tuberculosis

•
QuantiFERON-TB Gold was the only modern TB test cited in a new directive issued in July 2015 by the U.S. Occupational Safety and Health Administration, which sets federal standards for protecting workers. The directive noted QuantiFERON-TB as the modern alternative to the tuberculin skin test for testing healthcare workers, and incorporated guidance from the U.S. Centers for Disease Control and Prevention.

Bioinformatics grows amid explosion in NGS data generation

•
The global rollout of QIAGEN Clinical Insight (QCI), launched in May 2015, is successfully building momentum. This unique evidence-based clinical decision support solution is a software and content platform for clinical labs to use in the interpretation and reporting of complex genomic variants from NGS data. QCI draws insights from QIAGEN’s Ingenuity Knowledge Base, which has so far been used to analyze nearly 400,000 human genomic samples. The first applications of QCI involve somatic and hereditary cancer testing.

•
QIAGEN has become the exclusive partner to commercialize a new whole-genome database containing more than 8,000 highly annotated whole genomes from Inova Genomes. This database, which provides researchers with access to a unique, diverse compendium of sequences, is considered the largest of its kind and is available through Ingenuity Variant Analysis and the CLC Biomedical Genomics Workbench.

•
The CLC Microbial Genomics Module was launched within the CLC software solutions portfolio to enable academic and commercial researchers focused on food production, agricultural biology and infectious diseases to visually explore and analyze microbiomes.

Next-generation sequencing solutions aim to drive clinical adoption

•
QIAGEN’s results for 2015 include contributions from the Enzymatics NGS technology and consumables portfolio acquired in December 2014. This complements QIAGEN's offering of universal NGS products and is expected to provide about $20 million of sales in 2015.

•
QIAGEN has partnered with Cell Microsystems for exclusive rights to commercialize the CellRaft Array technology, considered the most cost-efficient, viable technology for isolation and analysis of single cells. Single-cell analysis is one of the most rapidly emerging fields in NGS research. The addition complements QIAGEN’s existing single-cell portfolio that includes the REPLi-g product line, which allows researchers to analyze the entire genome and transcriptome using individual cells as a starting point.

•
Development of the GeneReader NGS workflow is progressing as planned toward commercialization in the second half of 2015. QIAGEN is developing this Sample to Insight workflow to provide customers with access to powerful clinical bioinformatics solutions, integrated with a complete workflow solution. The initial focus involves targeted gene panel sequencing in biomedical and clinical research as well as diagnostics.

Final year of material headwinds from U.S. HPV franchise

•
QIAGEN’s digene HC2 HPV Test has maintained the leading U.S. market share in cervical cancer screening despite aggressive price competition that has reduced sales in recent years. Pressure on HPV test sales in the U.S. continued during the second quarter of 2015. QIAGEN expects this decline to create about 3-4 percentage points of headwind on total net sales growth for the year. Sales related to HPV screening and testing products in the U.S. now contribute well below 5% of total sales, making 2015 the final year of material headwinds from this franchise.

Increasing returns in third $100 million share repurchase
QIAGEN is committed to disciplined capital allocation that includes supporting business expansion through targeted acquisitions as well as increasing returns to shareholders. QIAGEN is currently conducting its third $100 million share repurchase program, which was started in August 2014. Approximately 2.9 million shares have been repurchased in the third program on the Frankfurt Stock Exchange at a volume-weighted average price of EUR 19.22 per share for EUR 55 million (approximately $69 million). Repurchased shares are held in treasury to satisfy obligations for exchangeable debt instruments and employee share-based remuneration plans. Further information is available on the QIAGEN website (www.qiagen.com).

Three- and Six- Month Periods Ended June 30, 2015 compared to Three- and Six- Month Periods Ended June 30, 2014
Net Sales
In the second quarter of 2015, net sales decreased by 3% to $319.5 million, from $330.8 million in the second quarter of 2014, with adverse currency movements resulting in a loss of eight percentage points of sales growth. Excluding the adverse currency movements, total growth was driven by brisk expansion of instrument sales (+18% / 13% of sales) and improving trends for consumables and related revenues (+4% / 87% of sales) in all customer classes and regions. About two percentage points of total growth came from the acquisition of the Enzymatics NGS technology and consumables portfolio (acquired in December 2014), while the rest of the business provided three percentage points of contributions. Lower U.S. sales of HPV (human papillomavirus) tests for cervical cancer screening created approximately three percentage points of headwind in the second quarter of 2015.
Net sales decreased 5% in the first half of 2015 to $617.9 million compared to $647.9 million in the same period in 2014 with adverse currency movements resulting in a loss of nine percentage points of sales growth. Excluding the adverse currency movements, total net sales growth was based on all customer classes delivering higher sales of instruments (+14% / 12% of sales) and consumables and related revenues (+3% / 88% of sales). About two percentage points of total growth came from the acquisitions of the Enzymatics NGS technology and consumables portfolio (acquired in December 2014) and the BIOBASE bioinformatics business (acquired in April 2014), while sales in the rest of the business provided the other two percentage points. Lower U.S. sales of HPV tests created approximately four percentage points of headwind in the first half of 2015.
Geographic regions: In the second quarter of 2015, Asia-Pacific / Japan (+6% / 20% of sales) led the regional performance in the second quarter of 2015 on growth in China, as well as solid contributions from Korea, India and Japan. Europe / Middle East / Africa (-14% / 30% of sales) showed gains in Germany, Turkey and the United Kingdom, but faced a challenging comparison due to negative currency impacts. The Americas (+1% / 49% of sales) growth on demand across all customer classes was offset by lower revenues related to HPV testing in the U.S.
The top seven emerging markets (Q2 2015: +2% / 15% of sales) maintained a dynamic growth pace during the second quarter of 2015 on the back of significant incremental sales contributions from Turkey, Korea, India and China against weaker results in Brazil, Mexico and Russia, in part due to negative currency impacts.
Customer classes: An overview of performance in QIAGEN’s four customer classes:
Molecular Diagnostics, which contributed approximately 50% of net sales declined 6% in the second quarter of 2015 compared to the second quarter of 2014, with adverse currency movements resulting in a loss of nine percentage points of sales growth. Before negative currency impacts, Molecular Diagnostics delivered 10% growth from the core portfolio in the second quarter of 2015 while absorbing the ongoing decline in sales of U.S. HPV test products (-43% / 3% of sales). Instrument sales delivered a double-digit gain before negative currency impacts led by the QIAsymphony and QIAcube automation systems as well as instrument services. Consumables and related revenues produced single-digit growth before negative currency impacts. The Personalized Healthcare portfolio grew in part by revenues from Pharma co-development agreements and higher sales of companion diagnostic assays. The QuantiFERON-TB test, the modern gold standard for latent tuberculosis (TB) testing, grew on expansion in Europe, the U.S. and the Asia-Pacific region. Sales related to the QIASymphony automation platform - both for instruments and related consumables - also advanced. In the first half of 2015, Molecular Diagnostics sales declined 6% and provided 49% of sales with adverse currency movements resulting in a loss of eight percentage points of sales growth and the decline in U.S. HPV test sales resulting in a loss of nine percentage points of sales growth.
Applied Testing, which represented approximately 9% of net sales and 2% growth, led the customer classes in the second quarter of 2015 with double-digit gains in instruments and consumables sales on contributions from all regions before nine percentage points of negative currency impacts. A key driver was the ongoing global rollout of the latest generation of Investigator® STR assay kits that comply with the latest standards for analysis of DNA evidence in forensic laboratories. QIAGEN is the global leader in sample technologies used in human identification and forensics, and has been successfully commercializing STR kits for genetic fingerprinting in many regions. These new kits were launched in the U.S. in June 2015 as the first new market entrant in more than 20 years. In the first half of 2015, Applied Testing sales remained unchanged and provided 9% of sales with adverse currency movements resulting in a loss of nine percentage points of sales growth.
Pharma, which represented approximately 20% of net sales with 1% growth, had adverse currency movements resulting in a loss of six percentage points of sales growth. Before negative currency impacts, Pharma experienced modestly improving demand trends with double-digit growth in instrument sales and single-digit gains in consumables and related revenues. The Americas and Europe / Middle East / Africa regions more than offset lower results in Asia-Pacific / Japan during the second quarter of 2015. In the first half of 2015, Pharma sales declined 1% and provided 20% of sales with adverse currency movements resulting in a loss of six percentage points of sales growth.
Academia, which represented approximately 21% of net sales, declined 4% during the second quarter of 2015 and had adverse currency movements resulting in a loss of 11 percentage points of sales growth. Before negative currency impacts, Academia grew on single-digit sales growth in consumables and instruments. The Americas saw improved funding trends in the U.S., while growth in Asia-Pacific / Japan helped compensate for slower trends in Europe. In the first half of 2015, Academia sales declined 6% and provided 22% of sales with adverse currency movements resulting in a loss of 11 percentage points of sales growth.

Gross Profit
Gross profit was $200.5 million (63% of net sales) for the three-month period ended June 30, 2015, as compared to $215.9 million (65% of net sales) in the same period in 2014. Gross profit for the six-month period ended June 30, 2015 was $398.4 million (64% of net sales) as compared to $426.0 million (66% of net sales) for the same period in 2014. Generally, our consumable sample and assay products have a higher gross margin than our instrumentation products and service arrangements. Fluctuations in the sales levels of these products and services can result in fluctuations in gross margin between periods. Further, amortization expense related to developed technology and patent and license rights, which have been acquired in business combinations, is included in cost of sales. In the second quarter of 2015, the amortization expense on acquisition-related intangibles within cost of sales decreased to $19.0 million compared to $20.7 million in the same period of 2014 and for the six-month period ended June 30, 2015, the amortization expense on acquisition-related intangibles within cost of sales decreased to $38.9 million compared to $41.0 million in the same period of 2014. We expect that our acquisition-related intangible amortization will increase as a result of future acquisitions.
Research and Development
Research and development expenses decreased by 11% to $33.6 million (11% of net sales) in the second quarter of 2015, compared to $37.9 million (11% of net sales) in the same period of 2014. The decrease in the second quarter of 2015 includes a $3.8 million favorable currency exchange impact.
For the six-month period ended June 30, 2015, research and development expenses decreased by 8% to $71.9 million (12% of net sales) compared to $78.2 million (12% of net sales) for the same period 2014. The decrease in research and development expense in 2015 includes $8.1 million of favorable currency exchange impact.
The decreases in the three- and six- month periods ended June 30, 2015 including favorable currency exchange impacts were partially offset by costs with increased research and development activities. The increase in research and development expenses in 2015 primarily reflects our acquisitions of Ingenuity, CLC Bio and BIOBASE and regulatory activity in support of new products. Business combinations, along with the acquisition of new technologies, may continue to increase our research and development costs. As we continue to discover, develop and acquire new products and technologies, we expect to incur additional expenses related to facilities, licenses and employees engaged in research and development. Additionally, research and development costs are expected to increase as a result of seeking regulatory approvals, including U.S. FDA Pre-Market Approval (PMA), U.S. FDA 510(k) clearance and EU CE approval of certain assays or instruments. We have a strong commitment to innovation and expect to continue to make investments in our research and development efforts.
Sales and Marketing
Sales and marketing expenses decreased by 3% to $89.8 million (28% of net sales) in the second quarter of 2015 from $92.8 million (28% of net sales) in the same period of 2014. The decrease in the second quarter of 2015 includes a $7.9 million favorable currency exchange impact.
For the six-month period ended June 30, 2015, sales and marketing expenses decreased by 3% to $178.4 million (29% of net sales) from $184.2 million (28% of net sales) for the same period in 2014. The decrease was driven by $17.3 million of favorable currency exchange impact.
The decreases in the three- and six- month periods ended June 30, 2015 including favorable currency exchange impacts were partially offset by costs with increased sales and marketing activities. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses, medical device excise tax and other promotional expenses. During 2015, we continued investments in our commercialization activities related to our sales force and e-commerce initiatives which partially offset the favorable currency impacts. We anticipate that sales and marketing costs will continue to increase along with new product introductions and growth in sales of our products.
General and Administrative, Integration and Other Costs
General and administrative, integration and other costs were $27.5 million (9% of net sales) in the second quarter of 2015 as compared to $28.1 million (8% of net sales) in the second quarter of 2014. The decrease in the second quarter of 2015 includes a $2.5 million favorable currency exchange impact.
During the six-month period ended June 30, 2015, we recorded general and administrative, integration and other costs of $53.6 million (9% of net sales) compared to $54.9 million (8% of net sales) for the same period in 2014. In the six-month period ended June 30, 2015, general and administrative, integration and related costs were favorably impacted by $5.0 million in currency impacts.
As we further integrate acquired companies and pursue other opportunities to gain efficiencies, we expect to continue to incur additional business integration costs in 2015. Over time, we believe the integration activities will reduce expenses as we improve efficiency in operations.

Acquisition-Related Intangible Amortization
Amortization expense related to developed technology and patent and license rights acquired in a business combination is included in cost of sales. Amortization of trademarks, customer base and noncompete agreements acquired in a business combination is recorded in operating expense under the caption “acquisition-related intangible amortization.” Amortization expenses of intangible assets not acquired in a business combination are recorded within cost of sales, research and development, or sales and marketing based on the use of the asset.
During the quarter ended June 30, 2015, the amortization expense on acquisition-related intangibles within operating expense increased to $9.7 million compared to $9.3 million during the same period of 2014. We recorded amortization expense on acquisition-related intangibles within operating expense of $19.3 million during the six-month period ended June 30, 2015 compared to $18.7 million for the same period of 2014. We expect that our acquisition-related intangible amortization will increase as a result of future acquisitions.
Other Income (Expense), net
Total other expense was $10.6 million and $26.7 million in the three- and six- month periods ended June 30, 2015, respectively, compared to $8.5 million and $23.0 million in the same periods of 2014. Total other expense, net is primarily the result of interest expense and other expense, partially offset by interest income and impacts of foreign currency transactions. Included in other income (expense) income, net for the six months ended June 30, 2015 is a $7.6 million loss recognized on the repurchase of the $130.5 million loan payable to and warrant agreement with Finance. For the six months ended June 30, 2014 a $4.6 million loss recognized on the redemption of the $300 million loan payable to and subscription right with Euro Finance is included. Both transactions are discussed more fully in Note 9, "Debt."
Interest expense decreased to $9.3 million during the quarter ended June 30, 2015 compared to $10.5 million in the same period of 2014. During the six-month periods ended June 30, 2015 and 2014, we recorded interest expense of $18.5 million in each period. Interest costs primarily relate to debt, discussed in Note 9 in the accompanying notes to the condensed consolidated financial statements. Interest expense decreased primarily as a result of the repayments of the 2006 Notes as discussed in Note 9.
For the three-month periods ended June 30, 2015 and 2014, interest income was $1.0 million and $0.8 million. For the six-month period ended June 30, 2015, interest income decreased to $1.7 million from $1.8 million in the same period 2014. Interest income primarily reflects the changes in our cash and short-term investments and the changing interest rates thereon.
For the three- and six- month periods ended June 30, 2015, we recorded a net loss on foreign currency transactions of $0.5 million and a net gain of $0.1 million, respectively. For the three- and six- month periods ended June 30, 2014 net gains of $1.2 million and $1.9 million, respectively, were recorded. These gains and losses are due to foreign currency rate fluctuations.
Provision for Income Taxes
In the second quarters of 2015 and 2014, our effective tax rates were 14.5% and 15.6%, respectively. For the six-month periods ended June 30, 2015 and 2014, our effective tax rates were 8.2% and 15.9%. Our provision for income taxes is based upon the estimated annual effective tax rates. Our operating subsidiaries are exposed to effective tax rates ranging from zero to approximately 42%. Fluctuations in the distribution of pre-tax income (loss) among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. During the six-month period ended June 30, 2015, we released $3.0 million of unrecognized tax benefits due to subsequent guidance and clarification of law from tax authorities.
Liquidity and Capital Resources
To date, we have funded our business primarily through internally generated funds, debt and private and public sales of equity. Our primary use of cash has been to support continuing operations and our investing activities, including capital expenditure requirements and acquisitions. As of June 30, 2015 and December 31, 2014, we had cash and cash equivalents of $234.3 million and $392.7 million, respectively. Cash and cash equivalents are primarily held in U.S. dollars and euros, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. At June 30, 2015, cash and cash equivalents had decreased by $158.3 million from December 31, 2014, primarily due to cash used in financing activities of $262.8 million and investing activities of $21.4 million offset by cash provided by operating activities of $134.7 million. As of June 30, 2015 and December 31, 2014, we had working capital of $663.4 million and $717.1 million, respectively.
Operating Activities. For the six months ended June 30, 2015 and 2014, we generated net cash from operating activities of $134.7 million and $119.2 million, respectively. While net income was $44.5 million for the six months ended June 30, 2015, non-cash components in income included $90.2 million of depreciation and amortization. Operating cash flows include a net decrease in working capital of $54.7 million excluding changes in fair values of derivative instruments. The current period change in working capital is primarily due to increased inventories, decreased accrued liabilities and payments made for income taxes. Because we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products, longer collection cycles or significant technological advances of competitors would have a negative impact on our liquidity.

Investing Activities. Approximately $21.4 million of cash was used in investing activities during the six months ended June 30, 2015, compared to cash used in investing activities of $278.8 million for the same period in 2014. Investing activities during the six months ended June 30, 2015 consisted principally of $95.3 million for purchases of short-term investments and $50.6 million paid for purchases of property, plant and equipment, including our ongoing construction projects in the U.S., as well as $6.2 million paid for intangible assets and $6.3 million paid for investments. Cash paid for acquisitions, net of cash acquired, of $7.1 million was offset by $144.7 million from the sale of short-term investments.
In recent years we have expanded our Hilden, Germany, and Germantown, Maryland, USA facilities. There are two new small-scale expansion projects in Maryland that started in 2014 and are estimated to be completed in 2015. We anticipate being able to fund these expansions with cash generated by operating activities.
In connection with certain acquisitions, we could be required to make additional contingent cash payments totaling up to $78.4 million based on the achievement of certain revenue and operating results milestones as follows: $12.9 million in the remainder of 2015, $25.0 million in 2016, $15.5 million in 2017, $5.1 million in 2019 and $19.9 million payable in any 12-month period from now through 2029 based on the accomplishment of certain revenue or diagnostic approval targets. Of the $78.4 million total contingent obligation we have assessed the fair value at June 30, 2015 to be $22.6 million of which $12.8 million is included in other long-term liabilities and $9.8 million is included in accrued and other liabilities in the accompanying condensed consolidated balance sheet.
Financing Activities. Financing activities used $262.8 million of cash for the six months ended June 30, 2015, compared to cash provided by financing activities of $245.5 million for the six months ended June 30, 2014. Cash used during the six months ended June 30, 2015, was mainly due to the repayment of the long-term debt of QIAGEN Finance of $250.9 million as discussed in Note 9 "Debt" as well as $15.0 million due to the purchase of treasury shares as discussed in Note 12 "Equity." In 2014, the net proceeds from the issuance of the Cash Convertible Notes, including the related cash flow from the purchase of the Call Options and the issuance of the Warrants, were substantially used to fund the $372.5 million redemption of the 2006 Notes and subscription right as discussed in Note 9 "Debt." Additionally, cash used during the six months ended June 30, 2014 was for the purchase of treasury shares of $77.7 million and was partially offset by $8.3 million for the issuance of common shares in connection with our stock plan.
In December 2014, we amended and extended the maturity of our €400.0 million syndicated multi-currency revolving credit facility, which now has a contractual life until December 2019 of which no amounts were utilized at June 30, 2015. The €400.0 million facility can be utilized in euro, U.K. pound or U.S. dollar and bears interest of 0.4% to 1.20% above three months EURIBOR, or LIBOR in relation to any loan not in euro, and is offered with interest periods of one, two, three, six or twelve months. We have additional credit lines totaling €36.6 million with no expiration date, none of which were utilized as of June 30, 2015. We also have capital lease obligations, including interest, in the aggregate amount of $4.0 million, and carry $1.0 billion of long-term debt, of which $0.6 million is current as of June 30, 2015.
In March 2014, we issued $730.0 million aggregate principal amount of Cash Convertible Senior Notes of which $430.0 million is due in 2019 (2019 Notes) and $300.0 million is due in 2021 (2021 Notes). We refer to the 2019 Notes and 2021 Notes, collectively as the “Cash Convertible Notes” which are discussed fully in Note 9 "Debt." Interest on the Cash Convertible Notes is payable semiannually in arrears on March 19 and September 19 of each year, at rates of 0.375% and 0.875% per annum for the 2019 Notes and 2021 Notes, respectively, commencing on September 19, 2014. The 2019 Notes will mature on March 19, 2019 and the 2021 Notes will mature on March 19, 2021, respectively, unless repurchased or converted in accordance with their terms prior to such date.
We had notes payable, which were the long-term borrowings of the proceeds from the issuances of $150.0 million senior unsubordinated convertible notes, with a 1.5% coupon due in 2024 through QIAGEN Finance (2004 Notes). The 2004 Notes were convertible into our common shares at a conversion price of $12.6449, subject to adjustment. In connection with conversions of $14.9 million of the 2004 Notes, we previously repaid $14.5 million of the debt to QIAGEN Finance. During 2015, we paid $250.9 million for the redemption of the remaining loan and repurchased the warrant agreement with QIAGEN Finance and recognized a loss of $7.6 million in other (expense) income, net.
In October 2012, we completed a U.S. private placement through the issuance of new senior unsecured notes at a total amount of $400 million with a weighted average interest rate of 3.66% (settled on October 16, 2012). The notes were issued in three series: (1) $73 million 7-year term due in 2019 (3.19%); (2) $300 million 10-year term due in 2022 (3.75%); and (3) $27 million 12-year term due in 2024 (3.90%). Approximately EUR 170 million (approximately $220 million) of proceeds from the notes were used to repay amounts outstanding under our short-term revolving credit facility. The remainder of the proceeds provides additional resources to support QIAGEN's longer-term business expansion.
In 2012, our Supervisory Board approved a program authorizing management to purchase up to a total of $100 million of our common shares (excluding transaction costs). We completed the share repurchase program in April 2013 having repurchased between October 2012 and April 2013 a total of 5.1 million QIAGEN shares for a total aggregate cost of $99.0 million (excluding transaction costs).
In 2013, we announced a second share buyback program, to purchase up to another $100 million of our common shares (excluding transaction costs). We completed the share repurchase program in June 2014 having repurchased between September 2013 and June 2014 a total of approximately 4.4 million QIAGEN shares for a total aggregate cost of $100.4 million (including performance fees) under this program.

In July 2014, we announced the launch of our third $100 million share repurchase program to purchase up to another $100 million of our common shares (excluding transaction costs). In 2014, 2.1 million QIAGEN shares were repurchased for $49.1 million (excluding transaction costs) and in 2015 0.6 million QIAGEN shares were repurchased for $15.0 million. Repurchased shares will be held in treasury in order to satisfy obligations for exchangeable debt instruments and employee share-based remuneration plans.
We expect that cash from financing activities will continue to be impacted by issuances of our common shares in connection with our equity compensation plans and that the market performance of our stock will impact the timing and volume of the issuances. Additionally, we may make future acquisitions or investments requiring cash payments, the issuance of additional equity or debt financing.
We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from our public and private sales of equity, and availability of financing facilities, will be sufficient to fund our planned operations and expansion during the coming year. However, any global economic downturn may have a greater impact on our business than currently expected, and we may experience a decrease in the sales of our products, which could impact our ability to generate cash. If our future cash flows from operations and other capital resources are not adequate to fund our liquidity needs, we may be required to obtain additional debt or equity financing or to reduce or delay our capital expenditures, acquisitions or research and development projects. If we could not obtain financing on a timely basis or at satisfactory terms, or implement timely reductions in our expenditures, our business could be adversely affected.

Quantitative and Qualitative Disclosures about Market Risk
Our market risk relates primarily to interest rate exposures on cash, marketable securities and borrowings and foreign currency exposures on intercompany and third-party transactions. The overall objective of our risk management is to reduce the potential negative earnings effects from changes in interest and foreign currency exchange rates. Exposures are managed through operational methods and financial instruments. We do not use financial instruments for trading or speculative purposes. Our exposure to market risk from changes in interest rates and currency exchange rates has not changed materially from our exposure as discussed in Item 11 of our Annual Report on Form 20-F for the year ended December 31, 2014.
Foreign Currency
QIAGEN N.V.’s functional currency is the U.S. dollar and our subsidiaries’ functional currencies are generally the local currencies of the respective countries in which they are located. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders’ equity at historical rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income. Foreign currency transactions in the three- and six- month periods ended June 30, 2015 resulted in a net loss of $0.5 million and a net gain of $0.1 million, respectively, compared to $1.2 million and $1.9 million net gains, in the same periods ended 2014 and are included in other expense, net.
Derivatives and Hedging
In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and variable rate debt. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with global financial and operating activities. We do not utilize derivative or other financial instruments for trading or speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. In determining fair value, we consider both the counterparty credit risk and our own creditworthiness. To determine our own credit risk, we estimated our own credit rating by benchmarking the price of our outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, we quantify our credit risk by reference to publicly-traded debt with a corresponding rating.
Foreign Currency Derivatives
As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions including intercompany items. We manage our balance sheet exposure on a group-wide basis using foreign exchange options and cross-currency swaps.
We also make use of economic hedges. Further details of our derivative and hedging activities can be found in Note 7 to the accompanying condensed consolidated financial statements.

Recent Authoritative Pronouncements
For information on recent accounting pronouncements impacting our business, see Note 2 to the accompanying condensed consolidated financial statements.

Application of Critical Accounting Policies, Judgments and Estimates
The preparation of our financial statements in accordance with accounting principles generally accepted in the United States requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Critical accounting policies are those that require the most complex or subjective judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. Thus, to the extent that actual events differ from management’s estimates and assumptions, there could be a material impact on the financial statements. In applying our critical accounting policies, at times we used accounting estimates that either required us to make assumptions about matters that were highly uncertain at the time the estimate was made or were reasonably likely to change from period to period, having a material impact on the presentation of our results of operations, financial position or cash flows. Our critical accounting policies are those related to revenue recognition, share-based compensation, income taxes, investments, variable interest entities, goodwill and other intangible assets, purchase price allocation and fair value measurements.
Our critical accounting policies are discussed further in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2014. Actual results in these areas could differ from management’s estimates. There have been no significant changes in our critical accounting policies during 2015.

Off-Balance Sheet Arrangements
Other than our arrangements with QIAGEN Finance and Euro Finance as discussed above and in Notes 9 and 16 to the accompanying condensed consolidated financial statements, we did not use special purpose entities and did not have off-balance-sheet financing arrangements as of June 30, 2015 and December 31, 2014.

Contractual Obligations
There were no material changes at June 30, 2015 from the contractual obligations disclosed in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2014.

Legal Proceedings
For information on legal proceedings, see Note 14 to the accompanying condensed consolidated financial statements.
While no assurances can be given regarding the outcome of the proceedings described in Note 14, based on information currently available, we believe that the resolution of these matters is unlikely to have a material adverse effect on our financial position or results of future operations for QIAGEN N.V. as a whole. However, because of the nature and inherent uncertainties of litigation, should the outcomes be unfavorable, certain aspects of our business, financial condition, and results of operations and cash flows could be materially adversely affected.

Risk Factors
Material risks that may affect our results of operations and financial position appear in Part 1, Item 3 "Key Information" of the 2014 Annual Report on Form 20-F for the year ended December 31, 2014. There have been no material changes from the risk factors disclosed in Item 3 of our Form 20-F.

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